SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

  First PacTrust Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

33589V 10 1

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]   Rule 13d-1(b)
    [X]   Rule 13d-1(c)
    [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 33589V 10 1

1)	NAME OF REPORTING PERSON St. Cloud Capital Partners II, LP
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) [ ] b) [X]
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5)	SOLE VOTING POWER -0-
	6)	SHARED VOTING POWER 700,537.8710
	7)	SOLE DISPOSITIVE POWER -0-
	8)	SHARED DISPOSITIVE POWER 700,537.8710

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,537.8710
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 33589V 10 1

1)	NAME OF REPORTING PERSON SCGP II, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) [ ] b) [X]
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5)	SOLE VOTING POWER -0-
	6)	SHARED VOTING POWER 700,537.8710
	7)	SOLE DISPOSITIVE POWER -0-
	8)	SHARED DISPOSITIVE POWER 700,537.8710

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,537.8710
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 33589V 10 1

1)	NAME OF REPORTING PERSON Marshall S. Geller
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) [ ] b) [X]
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5)	SOLE VOTING POWER -0-
	6)	SHARED VOTING POWER 700,537.8710
	7)	SOLE DISPOSITIVE POWER -0-
	8)	SHARED DISPOSITIVE POWER 700,537.8710

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,537.8710
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 33589V 10 1

1)	NAME OF REPORTING PERSON Benjamin Hom
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) [ ] b) [X]
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5)	SOLE VOTING POWER -0-
	6)	SHARED VOTING POWER 700,537.8710
	7)	SOLE DISPOSITIVE POWER -0-
	8)	SHARED DISPOSITIVE POWER 700,537.8710

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,537.8710
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 33589V 10 1

ITEM 1(a)	NAME OF ISSUER: First PacTrust Bancorp, Inc. (the "Corporation")
ITEM 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 610 Bay Boulevard Chula Vista, California 91910
ITEM 2(a)
NAME OF PERSON FILING:
This statement is filed by St. Cloud Capital Partners II, L.P. with respect to the shares directly owned by it and by each of SCGP II, LLC, Marshall S. Geller and Benjamin Hom with respect to the shares directly owned by St. Cloud Capital Partners II, L.P. SCGP II, LLC is the general partner of St. Cloud Capital Partners II, L.P. Marshall S. Geller and Benjamin Hom are managing members of SCGP II, LLC. St. Cloud Capital Partners II, L.P., SCGP II, LLC, Mr. Geller and Mr. Hom are sometimes collectively referred to below as the "Reporting Persons."

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE: The business address of each of the Reporting Persons is: 10866 Wilshire Boulevard #1450 Los Angeles, CA 90024
ITEM 2(c)	CITIZENSHIP: St. Cloud Capital Partners II, L.P. and SCGP II, LLC are organized under the laws of the State of Delaware. Messrs. Geller and Hom are citizens of the United States of America.
ITEM 2(d)	TITLE OF CLASS OF SECURITIES Common stock, par value $.01 per share (the "Common Stock")
ITEM 2(e)	CUSIP NUMBER: 33589V 10 1

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
	(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4
OWNERSHIP:

SCGP II, LLC is the general partner of St. Cloud Capital Partners II, L.P. and, as such, has the power to direct the vote and the disposition of the shares of Common Stock held by St. Cloud Capital Partners II, L.P.  As managing members of SCGP II, LLC, Messrs. Geller and Hom direct the operations of SCGP II, LLC.  Accordingly, each of the Reporting Persons is deemed to have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of all of the 700,537.8710 shares of Common Stock held directly by St. Cloud Capital Partners II, L.P.  Such shares represent 6.6% of the shares of Common Stock outstanding as of December 31, 2011.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not applicable.
ITEM 6.
OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

As indicated in Item 4 above, SCGP II, LLC, as the general partner of St. Cloud Capital Partners II, L.P, has the power to direct the affairs of St. Cloud Capital Partners II, L.P., including the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by St. Cloud Capital Partners II, L.P.  As also indicated above, as managing members of SCGP II, LLC, Messrs. Geller and Hom direct the operations of SCGP II, LLC.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON Not Applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable.

ITEM 10.
CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012	ST. CLOUD CAPITAL PARTNERS II, L.P.
	By:	SCGP II, LLC, as General Partner

	By:	/s/ Benjamin Hom
	Name:	Benjamin Hom
	Title:	Managing Member

SCGP II, LLC

By:	/s/ Benjamin Hom
Name:	Benjamin Hom
Title:	Managing Member

/s/ Marshall S. Geller
Marshall S. Geller

/s/ Benjamin Hom
Benjamin Hom

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the accompanying statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  Each of the undersigned further acknowledges and agrees that each shall be responsible for the timely filing of such statement or any such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other parties to this joint filing agreement, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2012

ST. CLOUD CAPITAL PARTNERS II, L.P. By: SCGP II, LLC, as General Partner

By:	/s/ Benjamin Hom
Benjamin Hom
Managing Member

SCGP II, LLC

By:	/s/ Benjamin Hom
Benjamin Hom
Managing Member

/s/ Marshall S. Geller
Marshall S. Geller

/s/ Benjamin Hom
Benjamin Hom